Exhibit 99.1

Q4 2020 EARNINGS CONFERENCE CALL FEBRUARY 12, 2021

FORWARD LOOKING INFORMATION Fortis includes forward - looking information in this presentation within the meaning of applicable Canadian securities laws and forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward - looking information") . Forward - looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities . Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward - looking information, which includes, without limitation : the 2035 carbon emissions reduction target and projected asset mix ; TEP's carbon emissions reduction target ; forecast capital expenditures and expected funding sources for 2021 - 2025 ; forecast rate base and rate base growth for 2025 ; targeted average annual dividend growth through 2025 ; the expected timing, outcome and impacts of regulatory decisions ; the nature, timing, benefits and costs of certain capital projects including, without limitation, the Wataynikaneyap Transmission Power Project, ITC Multi - Value Regional Transmission Projects and 34 . 5 to 69 kV Transmission Conversion Project, UNS Energy Vail to Tortolita Transmission Project and Oso Grande Wind Project, FortisBC Eagle Mountain Woodfibre Gas Line Project, Transmission Integrity Management Capabilities Project, Inland Gas Upgrades Project, Tilbury 1 B and Tilbury Resiliency Tank and Advanced Metering Infrastructure Project ; and forecast debt maturities for 2021 - 2025 . Forward - looking information involves significant risks, uncertainties and assumptions . Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward - looking information, including, without limitation : no material adverse effects from the COVID - 19 pandemic ; reasonable regulatory decisions and the expectation of regulatory stability ; the successful execution of the five - year capital plan ; no material capital project or financing cost overrun ; sufficient human resources to deliver service and execute the capital plan ; no significant variability in interest rates ; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation . Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward - looking information . These factors should be considered carefully and undue reliance should not be placed on the forward - looking information . For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission . All forward - looking information herein is given as of the date of this presentation . Fortis disclaims any intention or obligation to update or revise any forward - looking information, whether as a result of new information, future events or otherwise . Unless otherwise specified, all financial information is in Canadian dollars and rate base refers to midyear rate base . 2

DAVID HUTCHENS PRESIDENT AND CEO

2020 YEAR - IN - REVIEW Strong Operational and Financial Performance Record Capital Investments of $4.2B Navigated COVID - 19 8% Rate Base Growth Concluded Key Regulatory Proceedings 75% Carbon Emissions Reduction Target by 2035 Record Safety Results & Strong Reliability Performance 4

1.67 1.38 1.45 1.45 1.09 2016 2017 2018 2019 2020 All Injury Frequency Rate (1) Fortis USA Bureau of Labor Statistics (2016 - 2019 Average) Canadian Electricity Association (2016 - 2019 Average) 1.50 2.1 2.2 2.1 1.8 1.9 3.6 3.9 3.5 3.8 2016 2017 2018 2019 2020 Average Electricity Customer Outage Duration (2) Fortis Canadian Electricity Association and U.S. Energy Information Administration Average DELIVERED SAFE AND RELIABLE SERVICE 1.78 5 (1) Injuries per 200,000 hours worked. (2) Based on weighted average of Fortis’ customer count in each jurisdiction.

Working to Keep the Energy Flowing ~9,000 Essential Employees Working with Customers Impacted by Pandemic Donated 3.3M Customers ~$5M In Support of the Communities We Serve 6 NAVIGATING THROUGH COVID - 19

FOURTH QUARTER SALES AND LOAD TRENDS
SALES UP ~1% AT UTILITIES NOT PROTECTED BY REGULATORY MECHANISMS

83% 2020 Revenues
From Residential Sales or Protected by Regulatory Mechanisms


17%
21%
62%

- Revenues Protected by Regulatory Mechanisms
- Residential Revenues Not Protected by Regulatory Mechanisms
- Commercial and Industrial Revenues Not Protected by Regulatory Mechanisms

	Regulatory Mechanisms Protecting Changes in Sales	Q4 2020 vs. Q4 2019 Sales Trends
ITC	✓	• Peak load decreased ~10% mainly due to weather and COVID-19 restrictions in Michigan
Central Hudson	✓	• Electric sales up ~1% • Minimal exposure to commercial and industrial sales
Western Canada	✓	• In B.C., gas sales down ~6% due to lower consumption by transportation customers, partially offset by higher residential consumption; electric sales up ~1% due to residential customers • In Alberta, sales down ~3%; ~85% of revenue based on fixed-billing determinants
UNS Energy Corporation	X	• Residential sales increased ~14% • Commercial and industrial sales flat • Overall retail sales increased ~5%, excluding weather impacts sales up ~2%
Other Electric	X	• Other Electric sales down ~3%, reflecting a 6% decrease in commercial sales; residential sales flat • ~8% decrease in the Caribbean, mainly reflecting a decrease in commercial sales driven by decline in tourism

FORTIS INC.

7

RECORD CAPITAL INVESTMENTS SUPPORTS 8% RATE BASE GROWTH IN 2020 Note: US dollar - denominated capital expenditures and rate base converted at USD:CAD foreign exchange rate of $1.33 for 2019 and $1.34 for 2020. Rate base growth percentage calculated using constant USD:CAD foreign exchange rate of $1.32. Capital Investments Rate Base $3.8B $4.2B 2019 2020 $28.0B $30.5B 2019 2020 8

CARBON EMISSIONS REDUCTION TARGET OF 75% BY 2035 2019 Emissions Load Growth TEP GHG Reductions Other Utilities' GHG Reductions 2035 Projected Emissions Reduction in Scope 1 Emissions by 2035 Using a 2019 Base Year Achievable Target Largely Driven by TEP’s Integrated Resource Plan Adding Clean Energy 2 , 400 MW Wind and Solar 1 , 400 MW Battery Storage • Majority of investment expected 2026 - 2032 Coal Free by 2032 1,073 MW Coal Retirements • Seasonal operations of Springerville starting in 2023 Plan Improves Already Low Environmental Footprint Today Only 5% of Assets • Fossil - Fuel Generation By 2035 99% of Assets • Expected to be Energy Delivery or Carbon - Free Generation 9

More than $15 million in 2020 community investment SUSTAINABILITY LEADER Carbon emissions reduction target of 75% by 2035 using a 2019 base year Industry recognition (1) for Strong Governance grounded in local leadership & independence Continued focus on Energy Industry leader in Safety and Reliability (1) The Globe and Mail ranks over 200 Canadian corporate boards based on the quality of their governance practices. Fortis h as been ranked Top 20 in Globe & Mail Board Games for the past six years. Continued focus on Gender Diversity 10 Delivery 10 60% of Fortis utilities have either a female CEO or Board Chair; Inclusion & Diversity Council created in 2020

2020A 2025F $40.3B $30.5B 5 - Year Capital Plan $19.6 Billion LOW - RISK RATE BASE GROWTH SUPPORTED BY HIGHLY EXECUTABLE CAPITAL PLAN 2021F 2022F 2023F 2024F 2025F Regulated – Independent Electric Transmission Regulated – U.S. Electric & Gas Regulated – Canadian & Caribbean Electric & Gas Non - Regulated – Energy Infrastructure Rate Base $3.9B $3.8B $3.9B $ 4.0 B $ 4.0 B Note: US dollar - denominated capital expenditures and rate base converted at USD:CAD foreign exchange rate of $1.34 for 2020 and $1.32 for 2021 - 2025. Rate base growth percentage calculated using constant USD:CAD foreign exchange rate of $1.32. 11

74 76 78 80 82 84 86 88 90 92 94 96 98 00 02 04 06 08 10 12 14 16 18 20 6% AVERAGE ANNUAL DIVIDEND GROWTH GUIDANCE TO 2025 47 Years of Consecutive Dividend Increases 12

JOCELYN PERRY EXECUTIVE VICE PRESIDENT AND CFO

$1,115M $1,195M 2019 2020 $2.55 $2.57 2019 2020 Q4 $277M $320M Q4 2019 Q4 2020 Adjusted Earnings $0.62 $0.69 Q4 2019 Q4 2020 2020 ADJUSTED RESULTS Note: Adjusted Earnings and EPS are Non - US GAAP measures. Refer to Slide 27 for the Non - US GAAP reconciliation. Q4 Adjusted EPS Impacted by: Annual Adjusted EPS Impacted by: Rate base growth Earnings at ITC due to timing of ROE adjustments Retail sales in Arizona Hydroelectric production in Belize Rate base growth Weather in Arizona and Belize Delay in TEP rate case COVID - 19 Impact Q4 ‘19 share issuance Adjusted EPS Annual Adjusted Earnings Adjusted EPS 14

FOURTH QUARTER EPS DRIVERS (1) Non - US GAAP measure (2) Includes $0.04 annual impact of November 2019 FERC Order recognized in Q4 2019 (3) Reflects common shares issued under $1.2B equity issuance in Q4 2019 $0.62 $0.05 $0.03 $0.02 $0.02 ( $0.01 ) ( $0.01 ) ( $0.03 ) $0.69 Q4 2019 Adjusted EPS U.S. Transmission (ITC) U.S. Electric & Gas Other Electric Energy Infrastructure Western Canadian Electric & Gas Corporate & Other Weighted Average Shares Q4 2020 Adjusted EPS (1) (1) (3) (2) 15

(1) Non - US GAAP measure (2) Reflects higher average USD:CAD foreign exchange rate of $1.34 for 2020 versus $1.33 for 2019 (3) Reflects common shares issued under $1.2B equity issuance in Q4 2019 $2.55 $0.06 $0.03 $0.03 $0.03 $0.01 $0.01 ( $0.15 ) $2.57 2019 Adjusted EPS U.S. Transmission (ITC) U.S. Electric & Gas Western Canadian Electric & Gas Energy Infrastructure Other Electric Foreign Exchange Weighted Average Shares 2020 Adjusted EPS (3) (1) (1) (2) ANNUAL EPS DRIVERS 16

61% Cash From Operations 33% Debt 6% DRIP 1.3 1.3 4.3 4.3 Utilized Remaining Capacity 2021 - 2025 Funding Plan Credit Facilities ($B) Dec. 31, 2020 5 - Year Capital Plan $19.6B FUNDING PLAN AND LIQUIDITY ~$3.5B IN LONG - TERM DEBT ISSUED IN 2020 Dec. 31, 2019 (1) (2) (3) (1) Cash from operations after dividends and including customer contributions. This is a Non - US GAAP measure. (2) Regulated utility and corporate debt issuances, net of repayments. (3) Includes funds from the Corporation’s dividend reinvestment and employee stock purchase and option plans. 17

39% 34% 34% 2018 2019 2020 A - (1) BBB (high) Baa3 Credit Ratings Credit Metrics (2) (1) S&P rating reflects the issuer credit rating. Fortis’ unsecured debt rating is BBB+. (2) Based on Moody’s methodology: ( i ) cash from operations (“CFO”) is before changes in working capital and is reduced by 50% of preference MAINTAINING INVESTMENT - GRADE CREDIT RATINGS 18 10.4% 11.6% 12.1% 2018 2019 2020 CFO / Debt Holdco Debt / Total Debt share dividends; and (ii) holdco debt and total debt reflect 50% of preference share equity, and other adjustments, where applicable. Holdco debt reflects For ti s Inc. corporate debt and debt outstanding outside its regulated utilities. Debt excludes cash on hand.

Earnings and Capital Plan • ~66% of operating earnings (1) from U.S. and Caribbean • ~60% of $19.6B five - year capital plan from U.S. and Caribbean • Five - year capital plan translated at forecast USD:CAD FX rate of $1.32 Hedging Activities • US dollar - denominated debt held at corporate level • Average rate forward contracts Five - Cent Change in USD:CAD Exchange Rate Sensitivity • Average annual EPS: ~$0.06 • Five - year capital plan: ~$400M MANAGEABLE EXPOSURE TO FOREIGN EXCHANGE (1) Non - US GAAP measure. Excludes Corporate and Other segment. 19 Note: All information as at December 31, 2020.

CONSTRUCTIVE REGULATORY OUTCOME AT TEP

NEW RATES EFFECTIVE JANUARY 1, 2021

Newly Approved Trackers Reducing Risk:

Tax Expense Adjustor Mechanism

- Allows for flow through of income tax effects associated with post-test year tax legislation

Transmission Cost Adjustor

- Flow through of FERC formula rates to retail customers reducing regulatory lag
- ~$1.1B transmission investments planned over next five years representing ~1/3 of TEP's five-year capital plan

	2017 Rate Case *Settlement*	2020 Rate Case *Decision*
Test Year	June 30, 2015	December 31, 2018
Rate Base	US$2.0B	US$2.7B
Non-Fuel Rate Increase	US$82M	US$58M
Equity/Debt	50%/50%	53%/47%
ROE	9.75%	9.15%(1)
Trackers:		
• Purchased Power & Fuel Adjustment Charge (PPFAC)	✓	✓
• Lost Fixed Cost Recovery Mechanism (LFCR)	✓	✓
• Environmental Cost Adjustor (ECA)	✓	✓
• Tax Expense Adjustor Mechanism (TEAM)		✓
• Transmission Cost Adjustor Mechanism (TCA)		✓

(1) Excludes fair value increment of 20 basis points.

FORTIS INC.

20

ONGOING REGULATORY PROCEEDINGS

ITC — A Fortis Company	• Notice of Proposed Rulemaking (NOPR) on Incentives – Transmission Incentive NOPR issued in March 2020; comments filed in July 2020 and awaiting next steps
Central Hudson — A Fortis Company	• General Rate Application – Rate case filed in August 2020 with NYPSC requesting an electric rate increase of US$33 million and gas delivery rate increase of US$14 million; decision expected in 2021
FORTIS BC	• Generic Cost of Capital Proceeding (GCOC) – In January 2021, BCUC announced that a GCOC proceeding will be initiated in the spring of 2021 for all regulated utilities in British Columbia effective January 2022
FORTIS ALBERTA	• Generic Cost of Capital Proceeding – Currently approved ROE and equity thickness parameters extended on a final basis for 2021; AUC initiated new proceeding in December 2020 to establish post-2021 parameters with a decision expected by the end of 2021 • Independent System Operator Tariff Application – AUC decision issued in November 2020 rescinding September 2019 order; FortisAlberta retains ~$400 million in transmission investments

FORTIS INC.

21

WHY INVEST IN FORTIS? Low - Risk Growth Profile Well - Run Businesses Virtually All Regulated Focused on Energy Delivery ESG Leader 6% Dividend Guidance Geographic & Regulatory Diversity Innovative 22

UPCOMING EVENTS Q1 2021 May 5, 2021 Q2 2021 July 29, 2021 Expected Earnings Release Dates 23

Q4 2020 EARNINGS CONFERENCE CALL FEBRUARY 12, 2021

Fourth Quarter Variance Analysis by Segment ($millions, except weighted average shares and EPS) Q4 2020 Adjustment Adjusted Q4 2020 (1) Q4 2019 Adjustment Adjusted Q4 2019 (1) Adjusted Q4 Variance Regulated – Independent Electric Transmission ITC 109 - 109 171 (83) 88 21 Regulated – US Electric & Gas UNS Energy 45 - 45 38 - 38 7 Central Hudson 35 - 35 30 - 30 5 80 - 80 68 - 68 12 Regulated – Canadian & Caribbean Electric & Gas FortisBC Energy 74 - 74 77 - 77 (3) FortisAlberta 33 - 33 33 - 33 - FortisBC Electric 13 - 13 12 - 12 1 Other Electric (2) 32 - 32 22 - 22 10 152 - 152 144 - 144 8 Non - Regulated Energy Infrastructure 27 (11) 16 6 2 8 8 Corporate and Other (37) - (37) (43) 12 (31) (6) Common Equity Earnings 331 (11) 320 346 (69) 277 43 Weighted Average Shares (# millions) 465.8 - 465.8 447.1 - 447.1 18.7 EPS $0.71 ($0.02) $0.69 $0.77 ($0.15) $0.62 $0.07 (1) Non - US GAAP measure (2) Comprises Eastern Canadian and Caribbean electric utilities Q4 2020 RESULTS BY SEGMENT 25

Annual 2020 Variance Analysis by Segment ($millions, except weighted average shares and EPS) 2020 Adjustment Adjusted 2020 (1) 2019 Adjustment Adjusted 2019 (1) Adjusted Annual Variance Regulated – Independent Electric Transmission ITC 449 (27) 422 471 (83) 388 34 Regulated – US Electric & Gas UNS Energy 302 - 302 292 - 292 10 Central Hudson 91 - 91 85 - 85 6 393 - 393 377 - 377 16 Regulated – Canadian & Caribbean Electric & Gas FortisBC Energy 175 - 175 165 - 165 10 FortisAlberta 133 - 133 131 - 131 2 FortisBC Electric 56 - 56 54 - 54 2 Other Electric (2) 112 - 112 106 - 106 6 476 - 476 456 - 456 20 Non - Regulated Energy Infrastructure (3) 39 - 39 18 15 33 6 Corporate and Other (148) 13 (135) 333 (472) (139) 4 Common Equity Earnings 1,209 (14) 1,195 1,655 (540) 1,115 80 Weighted Average Shares (# millions) 464.8 - 464.8 436.8 - 436.8 28.0 EPS $2.60 $(0.03) $2.57 $3.79 $(1.24) $2.55 $0.02 (1) Non - US GAAP measure (2) Comprises Eastern Canadian and Caribbean electric utilities (3) Annual 2019 earnings for Non - Regulated Energy Infrastructure include $9 million in earnings from the Waneta Expansion up to the April 16, 2019 date of disposition. 2020 RESULTS BY SEGMENT 26

(1) Represents prior period impacts of the May 2020 and November 2019 FERC base ROE decisions, respectively, included in the ITC s egment (2) The finalization of US tax reform regulations associated with anti - hybrid regulations in 2020 and base - erosion and anti - abuse t ax in 2019, included in the Corporate and Other segment (3) Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek, included in the Energy In fr astructure segment (4) Gain on sale of the Waneta Expansion, net of expenses, in April 2019, included in the Corporate and Other segment Non - US GAAP Reconciliation ($millions, except EPS) Q4 2020 Q4 2019 Variance 2020 2019 Variance Common Equity Earnings 331 346 (15) 1,209 1,655 (446) Adjusting Items: FERC Base ROE decisions (1) - (83) 83 (27) (83) 56 US tax reform (2) - 12 (12) 13 12 1 Unrealized (gain) loss on mark - to - market of derivatives (3) (11) 2 (13) - 15 (15) Gain on disposition (4) - - - - (484) 484 Adjusted Common Equity Earnings 320 277 43 1,195 1,115 80 Adjusted Basic EPS $0.69 $0.62 $0.07 $2.57 $2.55 $0.02 ADJUSTED EARNINGS RECONCILIATION 27

(1) US dollar - denominated rate base converted at USD:CAD foreign exchange rate of $1.34 for 2020 and $1.32 for 2021 - 2025. (2) Fortis has an 80.1% controlling ownership interest in ITC, rate base represents 100% ownership. (3) Comprises Eastern Canadian and Caribbean electric utilities. Rate Base (1) ($billions) 2020A 2021F 2022F 2023F 2024F 2025F 5 - Year CAGR to 2025 Regulated - Independent Electric Transmission ITC (2) 9.5 9.9 10.6 11.3 11.9 12.5 6.0% Regulated - US Electric & Gas UNS Energy 5.7 6.2 6.7 7.0 7.3 7.6 6.2% Central Hudson 2.1 2.3 2.5 2.7 3.0 3.2 9.1% Total Regulated - US Electric & Gas 7.8 8.5 9.2 9.7 10.3 10.8 7.0% Regulated - Canadian & Caribbean Electric & Gas FortisBC Energy 5.1 5.2 5.4 5.7 6.2 6.8 6.1% FortisAlberta 3.7 3.8 3.9 4.0 4.1 4.2 2.9% FortisBC Electric 1.4 1.5 1.5 1.6 1.7 1.7 3.5% Other Electric (3) 3.0 3.3 3.7 4.1 4.1 4.3 6.8% Total Regulated - Canadian & Caribbean Electric & Gas 13.2 13.8 14.5 15.4 16.1 17.0 5.2% Total Rate Base Forecast 30.5 32.2 34.3 36.4 38.3 40.3 6.0% 2020 - 2025 RATE BASE BY SEGMENT 28 Five - year CAGRs calculated using constant USD:CAD foreign exchange rate of $1.32.

Capital Plan (1) ($millions ) 2021F 2022F 2023F 2024F 2025F 2021 - 2025 TOTAL Regulated - Independent Electric Transmission ITC 1,000 1,007 993 1,107 993 5,100 Regulated - US Electric & Gas UNS Energy 749 781 840 853 547 3,770 Central Hudson 306 416 409 346 310 1,787 Total Regulated - US Electric & Gas 1,055 1,197 1,249 1,199 857 5,557 Regulated - Canadian & Caribbean Electric & Gas FortisBC Energy 467 569 671 788 1,238 3,733 FortisAlberta 346 367 413 438 468 2,032 FortisBC Electric 153 130 112 111 132 638 Other Electric (2) 721 560 453 368 307 2,409 Total Regulated - Canadian & Caribbean Electric & Gas 1,687 1,626 1,649 1,705 2,145 8,812 Non - Regulated 71 13 17 21 46 168 Total Capital Plan 3,813 3,843 3,908 4,032 4,041 19,637 (1) US dollar - denominated capital expenditures translated at a forecast USD:CAD foreign exchange rate of $1.32. (2) Comprises Eastern Canadian and Caribbean electric utilities. 2021 - 2025 CAPITAL PLAN BY SEGMENT 29

MAJOR CAPITAL PROJECTS

($ Millions)	Total Incurred to the End of 2020	2021-2025 Plan[1]	Expected Year of Completion
ITC Multi-Value Regional Transmission Projects	642[2]	261	2023
ITC 34.5 kV to 69 kV Transmission Conversion Project	445	148	Post-2025
UNS Vail-to-Tortolita Project[3]	-	244	2023
UNS Oso Grande Wind Project[4]	574	24	2021
FortisBC Eagle Mountain Woodfibre Gas line Project[5]	-	350	2025
FortisBC Transmission Integrity Management Capabilities Project	21	441	Post-2025
FortisBC Inland Gas Upgrades Project	59	230	2025
FortisBC Tilbury 1B	20	376	2025
FortisBC Tilbury LNG Resiliency Tank	10	209	Post-2025
FortisBC Advanced Metering Infrastructure Project	-	247	Post-2025
Wataynikaneyap Transmission Power Project[6]	178	536	2023

Note: Major capital projects are defined as projects, other than ongoing maintenance projects, individually costing $200 million or more. Total project costs include forecasted capitalized interest and non-cash equity component of allowance for funds used during construction, where applicable.


Major Capital Projects 15%
Smaller Projects 85%

(1) U.S. dollar-denominated capital expenditures converted at a forecast USD:CAD exchange rate of 1.32 for 2021 through 2025.
(2) Reflects capital expenditures since date of acquisition of ITC on October 14, 2016.
(3) The Vail-to-Tortolita transmission project was previously disclosed as a phase of the Southline Transmission Project.
(4) Construction is expected to be completed and the facility placed in service in the first half of 2021.
(5) Capital plan is net of customer contributions.
(6) Represents Fortis' 39% share of the estimated capital spending for the project, including deferred development costs.

FORTIS INC.
30

INVESTMENT-GRADE CREDIT RATINGS

Company	S&P Global	MOODY'S	MORNINGSTAR
Fortis Inc.	A-(1)	Baa3	BBB (High)
ITC Holdings Corp.	A-(1)	Baa2	n/a
ITC Regulated Subsidiaries	A	A1	n/a
TEP	A-	A3	n/a
Central Hudson	A-	A3	n/a
FortisBC Energy	n/a	A3	A
FortisBC Electric	n/a	Baa1	A (low)
FortisAlberta	A-	Baa1	A (low)
Newfoundland Power	n/a	A2	A

(1) S&P credit ratings for Fortis Inc. and ITC Holdings Corp. reflect the issuer credit ratings. The unsecured debt rating for Fortis Inc. and ITC Holdings Corp. is BBB+.



FORTIS INC.
31

- 0.5 1.0 1.5 2.0 2021F 2022F 2023F 2024F 2025F Fortis Fortis Subsidiaries Note: Debt as at December 31, 2020 and excludes any new debt issuances during the forecast period. Excludes repayments of fin anc e leases along with the current portion of credit facilities, which are assumed to be extended by one - year annually. 5 - Year Average ~$0.9B $ billions MANAGEABLE DEBT MATURITIES 32